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FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one)  :

   [ X ] Form 10-K  [ ] Form 20-F  [ ]Form 11-K  [ ] Form 10-Q   [ ] Form N-SAR

         For the Period Ended:       June 25, 1999

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-K
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - - Registrant Information

          Full Name of Registrant:           Mosler Inc.
          Former Name if Applicable:

          Address of Principal Executive Office (Street and Number):
                   8509 Berk Blvd.
          City, State and Zip Code:
                   Hamilton, Ohio   45015


Part II - - Rules 12b-25 (b)  and  (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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         (a)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribe due date; and

         (a) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part II (c) Accountant's statement:

The issuance of our opinion on Mosler Inc.'s financial statements for the year ended June 25, 1999 has been delayed until the amount due to the Internal Revenue Service (IRS) under the Company's recent IRS settlement can be determined and properly recorded in the aforementioned financial statements.

/s/Deloitte & Touche LLP


Part III - - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

In September 1999, the Company settled certain outstanding tax matters with the Internal Revenue Service (IRS) as more fully discussed in the Registrant's 1998 Form 10-K for the year ended June 27, 1998. In connection with this IRS settlement, certain studies and estimates to determine the amount to be accrued by the Company have not yet been finalized (primarily the calculation of the interest component). Therefore, the Company seeks additional time to complete and refine these studies. The Company fully expects to complete this study and file within the extension period granted.


Part IV - - Other Information

         (1) Name and telephone number of persons to contact in regard to this notification
                 Thomas J. Bell       (513)        870-1508
                 (Name)            (Area Code) (Telephone Number)

         (1) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

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         (XX)     Yes      [    ]   No

         (1) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ]     Yes      [XX]     No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mosler Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date     September 24, 1999                 By /S/Thomas J. Bell

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be file with the form.

ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).